September 19, 2011

Mr. Jeffrey Jamarillo Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington D.C. 20549	Filed via EDGAR

Re:	Orbotech Ltd.

Comments on Form 20-F for the fiscal year ended December 31, 2010

Filed February 24, 2011

File No. 0-12790

Dear Mr. Jamarillo:

On behalf of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”) this letter confirms receipt, by facsimile transmission on August 31, 2011, of the letter dated August 31, 2011 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Comment Letter” and the “Commission”).

For convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment:

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, Page 37

5.B. Liquidity and Capital Resources, page 57

Certain Non-GAAP Information, page 60

1.	We note your disclosure that your presentation of these non-GAAP measures facilitates comparisons between periods because they exclude certain unusual financial expenses and non-recurring income items. However, we see from your reconciliation on page 62 that you eliminate the amortization of intangible assets and equity based compensation expenses, among other items, which appear to be recurring in nature. In light of the guidance in Item 10(e) of Regulation S-K, please tell us your reasons for disclosing that your non-GAAP measures exclude certain unusual financial expenses and non-recurring income items.

Registrant’s Response

As noted on page 61 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 20-F”), the Company’s non-GAAP information excludes certain specific charges or income, as detailed.

The Company will revise its disclosure to remove the references to ‘unusual’ and ‘non-recurring’ with respect to amortization of intangible assets and equity-based compensation in future filings.

Note 8 - Commitments, Contingent Liability and Restriction Placed in Respect of Liabilities, page F-27

b. Contingent Liabilities, page F-27

(ii) Litigation, page F-28

2.	We note your disclosure with regards to the claim filed in the district court of Tel Aviv that no accrual has been made for loss contingency. Please tell us if there is at least a reasonable possibility that a loss may have been incurred and your reasons for such conclusion. Please note that for unrecognized contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required to disclosure (i) the nature of the contingency, and (ii) an estimate of the possible loss or range of loss pr provide a statement that such loss an estimate cannot be made. Please revise your disclosure in future to provide the required disclosure, if applicable.

Registrant’s Response

In connection with the periodic preparation of the Company’s financial statements, management assesses the exposure to the Company as a result of all claims and potential claims, including the complaint filed by a competitor against the Company in the district court of Tel Aviv in July 2005 and referred to in Note 8(b)(ii)(a) to the consolidated financial statements listed in Item 18 to the 2010 20-F (the “Complaint”). The assessment by management has been that the Complaint was without merit and that the likelihood that any loss would be incurred by the Company was remote. At December 31, 2010, management believed that no loss would be incurred by the Company as a result of the Complaint.

At the end of May 2011, the parties entered into a settlement agreement pursuant to which the Complaint was dismissed with prejudice and without cost to Orbotech (other than its own legal costs) and certain complaints filed by the Company against the competitor were also dismissed with prejudice and without cost to the competitor (other than its own legal costs). Accordingly, the Company will, in its Annual Report on Form 20-F for the year ended December 31, 2011, provide appropriate disclosure regarding resolution of the Complaint.

3.	We note your discussion at page 20 regarding the accident that occurred on November 15, 2010 at your Korean facility, but we note that you did not provide disclosures related to this matter in the notes to your financial statements. Please tell us how you considered the guidance at ASC 450 (formerly SFAS 5) in determining that disclosure as it relates to this matter was not required.

Registrant’s Response

The discussion at page 20 of the 2010 20-F regarding the accident that occurred on November 15, 2010 at the facility of one of the Company’s customers in Korea was included for illustrative purposes only, as an example of possible exposure to the Company from adverse claims by employees, customers and their employees as a result of the complex mechanical nature of some of the Company’s products; and not because management viewed the specific facts and circumstances of this incident as being material to the Company.

Prior to filing the 2010 20-F, this matter was settled with the deceased’s family, although at that time a criminal investigation remained underway. Management’s assessment was that the settlement and the criminal investigation did not and would not have a material effect on the business, financial position or results of operations of the Company. Subsequent to filing the 2010 20-F, in April 2011, the Korean authorities closed the criminal investigation with a decision not to prosecute the Company’s Korean subsidiary or any of its officers and to fine one of its employees for a nominal amount without trial in a non-court proceeding.

Note 10 - Taxes on Income, page F-36

h. Uncertain Tax Positions, page F-42

4.	We note the significant increase in your unrecognized tax benefits in 2010. Please provide us with an explanation of the factors that caused this increase, and revise future filings accordingly.

Registrant’s Response

The increase in the Company’s unrecognized tax benefits in 2010 resulted mainly from two principal factors. The first was as a reflection of the increase in the Company’s 2010 pre-tax income, the level of which directly impacts certain of the Company’s unrecognized tax benefits. The second factor related to a potential transfer price tax exposure. As of December 31, 2010, the Company was unable to conclude that this tax position was ‘more likely than not to be sustained upon examination’ and therefore recorded an unrecognized tax benefit in its 2010 financial statements in accordance with ASC 740-10-25. During the second quarter of 2011, the Company completed a comprehensive transfer price study, following which it concluded that this tax position was ‘more likely than not to be sustained upon examination’. Therefore, in accordance with ASC 740-10-25-8, the Company recognized the related tax benefit in the second quarter of 2011, which was the first interim period in which the ‘more likely than not to be sustained upon examination’ recognition threshold was met.

To the extent the Company has a significant change in unrecognized tax benefits in 2011, it will revise its future filings to provide additional information about the reasons for the change.

Note 11 - Financial Instruments and Risk Management, page F-43

c. Fair Value of Financial Instruments, page F-43

5.	We see that you have determined the fair value of your derivative liabilities using level 2 inputs. Considering the significant variables that are used to value derivative instruments please specifically tell us how you concluded that the inputs represent fair value measurements that fall within level 2 in the fair value hierarchy. We refer you to FASB ASC 820-10-35.

Registrant’s Response

As discussed in Note 11 to the Company’s 2010 financial statements, the Company enters into foreign exchange rate derivatives - which are exclusively forward exchange contracts for short periods (mainly less than 12 months) - as part of the overall management of its foreign exchange risk. Under ACS 820-10-35, the definition of Level 2 is a ‘valuation based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly’. Although forward contract fair values are determined by the financial institutions with which they are entered into, the significant inputs, namely foreign exchange spot and interest rate curves, are directly observable, and the Company therefore has the ability to perform an independent verification to validate the quotation obtained. Accordingly, it concluded that the inputs represent fair value measurements that fall within level 2 in the fair value hierarchy.

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Orbotech acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *        *        *        *        *         *        *        *

We trust that the matters discussed above are substantively responsive to the issues raised in the Comment Letter, and would be pleased to hear further from you should you have any responses or further comments in respect of any of these matters. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at telephone: +972-8-9423668.

Very truly yours,

/s/ Doron Abramovitch
Doron Abramovitch,
Corporate Vice President and
Chief Financial Officer
Orbotech Ltd.

cc:	Raanan Cohen, Orbotech Ltd.
Amichai Steimberg, Orbotech Ltd.
Assaf Shemer, Kesselman & Kesselman, PricewaterhouseCoopers
LizabethAnn Rogovoy Eisen, Cravath, Swaine & Moore LLP
David Cohen, Tulchinsky Stern Marciano Cohen Levitski & Co., Law Offices

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